February 2, 2009

By Facsimile and Via U.S. Mail

Mark N. Lampert
Biotechnology Value Fund, L.P.
1 Sansome Street, 31st Floor
San Francisco, CA 94104

      Re: Avigen, Inc. ("Avigen" or "the Company")
              Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
              Filed January 29, 2009
              Filed by Biotechnology Value Fund, L.P. et al. (the "BVG Group")
              File No. 000-28272

Dear Mr. Lampert:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note your revised disclosure and response in relation to comment four in our letter dated January 22, 2009. Please delete your statement on page 7 that "Under the best case scenarios, we believe the Proposed Merger could lead to an extraordinary, uncapped return for Avigen stockholders" since it appears that you do not have a reasonable basis for the statement, or advise us.

Background to Solicitation, page 4

2. We note that you suggest that the company buy back shares at $1.25 per share in December 2009. Please provide us supplementally with support for this statement and also confirm that any future implied or express valuations will be

Amendment No. 1 to Schedule 14A filed January 29, 2009
Filed by Biotechnology Value Fund, L.P. et al. (the "BVG Group")
SEC Comment Letter dated February 2, 2009
Page 2

accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980). In addition, reconcile this valuation with your estimated liquidation value of $1.22 per share, as disclosed on page 7.

3. We note that throughout your document you refer to the board's poison pill. Please revise to clarify that you are referring to a stockholders' rights plan and briefly describe the material provisions of the stockholders' rights plan including the pill threshold and how it keeps "BVF from purchasing additional stock in the Company."

Proposal No. 1 – Removal of Existing Directors Serving on Avigen's Board, page 6

4. We note your revised disclosure and response in relation to comment eight in our letter dated January 22, 2009. Please provide further description of the overlapping drug development by MediciNova and Avigen as it relates to the projected synergies of the Proposed Merger. In addition, please reconcile this disclosure with your statement on page 5 that "…Avigen has no real business at this time and has abandoned the development of all its products."

Proposal No. 3 – Proposal to Elect the Nominees, page 11

5. We note your revised disclosure and response in relation to comment nine in our letter dated January 22, 2009. Please advise us as to whether any advance notice provisions affect your ability to designate other nominees. Further, we note that you will file and deliver supplemental proxy materials; please revise to clarify that these supplemental proxy materials will include a revised proxy card.

6. We note your response to comment ten in our letter dated January 22, 2009 and your revised disclosure that the nominees intend to reduce the size of the board to four directors. Please advise us of the basis for reducing the size of the board by director action and why reducing the size of the board should not be a separate proposal. Refer to Rule 14a-4(a)(3) and the Fifth Supplement to the Division of Corporation Finance's Telephone Interpretation Manual (September 2004).

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Amendment No. 1 to Schedule 14A filed January 29, 2009
Filed by Biotechnology Value Fund, L.P. et al. (the "BVG Group")
SEC Comment Letter dated February 2, 2009
Page 3

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to Bryan Pitko at (202) 551-3203 or to me at (202) 551-3411.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers and
Acquisitions

cc: Adam Finerman, Esq.
        Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP